UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of APRIL, 2005.

                        Commission File Number: 0-30390


                              HILTON RESOURCES LTD
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           HILTON RESOURCES LTD

Date:   April 7, 2005                      /s/ Nick DeMare
      -----------------------------        -------------------------------------
                                           Nick DeMare,
                                           President & CEO

                                BC FORM 51-102F3

                             MATERIAL CHANGE REPORT


1.       NAME AND ADDRESS OF COMPANY

         Hilton Resources Ltd. (the "Issuer")
         #1305 - 1090 West Georgia Street
         Vancouver, BC
         V6E 3V7
         Phone:  (604) 685-9316

2.       DATE OF MATERIAL CHANGE

         Aoril 11, 2005

3.       PRESS RELEASE

         The press release was released on April 7, 2005 through various approved public media and filed with the TSX Venture Exchange and the British Columbia, Alberta and Saskatchewan Securities Commissions.

4.       SUMMARY OF MATERIAL CHANGE(S)

         See attached press release for details.

5.       FULL DESCRIPTION OF MATERIAL CHANGE

         See attached press release for details.

6.       RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

         Not Applicable

7.       OMITTED INFORMATION

         Not Applicable

8.       DIRECTOR

         Nick DeMare
         Phone: (604) 685-9316

9.       DATE OF REPORT

         April 11, 2005.

                              HILTON RESOURCES LTD.

      #1305 - 1090 West Georgia Street Vancouver, British Columbia, V6E 3V7
                    Phone: (604) 685-9316 Fax: (604) 683-1585
                       Website: www.hiltonresourcesltd.com
                       TSX Venture: HPM       OTCBB: HPMOF

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NEWS RELEASE                                                      APRIL 07, 2005

                               EXPLORATION UPDATE

VANCOUVER, CANADA - HILTON RESOURCES LTD. (TSX-V: HPM AND OTCBB-HPMOF) Mr. Nick DeMare, President, is pleased to provide the following exploration update on the El Nayar silver-gold project.

The Company continues with a detailed exploration program at its El Nayar silver-gold Project (6,835 hectares), in the Mezquites Mining District, state of Nayarit, Mexico. Since our last report, the Company has discovered a new silver-gold vein approximately 150 meters southeast of the recently discovered El Norte Vein System. Both veins are to the north of the historical high grade La Castellana Mine site. This new silver-gold vein (VETA RICA) has been traced along strike for approximately 200 meters thus far. An initial chip sample taken from this vein returned 249.2 G/T SILVER (8.01 OZ/T) AND 0.80 G/T GOLD ACROSS
1.80 METERS. This result is very encouraging not only for its silver content, but also for the gold. Trenching is being completed along Veta Rica in order to determine its lateral continuity and width, sampling will follow. To date a total of 52 trenches have been completed, approximately half are pending chip sampling and mapping.

Other significant exploration results have been obtained on the recently discovered Veta Norte System. Detailed geological mapping has been completed along the upper surface segment of this vein for approximately 400 meters. Trenching has revealed larger mineralized widths and silver mineralization associated to hydrothermal breccias. Highlights in the VETA NORTE include:

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LOCATION      SAMPLE          TRUE          SILVER        SILVER            GOLD
               TYPE          WIDTH            G/T          OZ/T              G/T
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Trench-4       Chips      5.00 meters        359.3         11.55            1.89
              includes    0.90 meters      1,348.3         43.35            7.00
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Trench - 6     Chips      3.00 meters        180.1          5.79            0.23
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Trench - 7     Chips      4.20 meters        207.3          6.67            0.44
              includes    2.50 meters        213.6          6.87            0.54
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Trench - 8     Chips      1.00 meters        583.1         18.75            1.51
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Trench- 9A     Chips      0.30 meters        168.4          5.41            3.56
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Trench -9B     Chips      1.00 meters        484.7         15.58            3.12
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Trench-10      Chips      2.30 meters        102.6          3.30            0.22
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Trench-11      Chips      1.00 meters        154.8          4.98            0.21
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Trench-12      Chips      1.60 meters        161.1          5.18            0.22
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Trench-13      Chips      1.60 meters        121.6          3.91            0.40
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Trench-14      Chips      2.30 meters        678.3         21.81            4.05
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


Hilton Resources Ltd.                                               News Release
April 7, 2005                                                        Page 2 of 3


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LOCATION      SAMPLE          TRUE          SILVER        SILVER            GOLD
               TYPE          WIDTH            G/T          OZ/T              G/T
--------------------------------------------------------------------------------

Trench-18      Chips      0.80 meters        213.3          6.86            0.42
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Trench - 20    Chips      1.00 meters        451.5         14.52            1.03
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Road Cut       Chips      4.00 meters        231.85         7.45            2.97
              includes    2.00 meters        314.7         10.12            3.3
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Road Cut       Chips      0.80 meters        183.3          5.89            0.41
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Road Cut       Chips      0.50 meters        171.8          5.52            0.70
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Breccia Zone   Panel      1.7 X 1.0 m        120.6          3.88            0.32
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Breccia Zone   Chips      1.50 meters        268.4          8.63            1.50
--------------------------------------------------------------------------------

Trenching has revealed vein widths of up to 5 meters with significant silver and gold contents. Silver-gold mineralization has also been observed in wide hydrothermal breccia zones with very good potential for low grade bulk mineable targets. To determine the width and extent of these mineralized breccias more trenching is required. Exploration work at EL Nayar project focused in extending the lateral continuity of both Veta Norte and Veta Rica along strike. Once all results are in, a decision will be made regarding a follow-up program. The objective being to explore and discover high grade precious metal mineralization (particularly silver) with a good tonnage potential hosted in veins, stockwork zones and/or breccias that may be suited to bulk mining methods.

The area to be covered in this work program represents less than 5% of the total area (6,835 hectares) that remains to be explored. Favorable geological characteristics, color anomalies, proximity to old producing mines and early prospecting, indicate this large area may host excellent geological potential for the discovery of additional precious metal mineralization.

All chip channel samples are being crushed at the GM LACME Preparation Laboratory in Guadalajara. The pulps are sent by GM LACME directly to International Plasma Lab Ltd. in Vancouver, Canada for analyses. All work is conducted as defined under NI 43-101, and all sample batches include standards, blanks and duplicate samples on a routine basis.

The above information has been prepared under the supervision of Victor Jaramillo, M. SCA., P. Geo., who is designated as a "Qualified Person" with the ability and authority to verify the authenticity and validity of the data. The field work is supervised by Victor Jaramillo, M. SCA., P. Geo., the project manager and consulting geologist to Hilton for the El Nayar project.

Hilton Resources Limited, incorporated in British Columbia, Canada, trades on the TSX Venture Exchange under the symbol "HPM", and on the OTCBB under symbol "HPMOF". The Company's directors are experienced in the resource sector and are focused on enhancing shareholder value by expanding Hilton's assets in this sector. Management aims to identify exploration projects of high merit, and quickly complete confirmation exploration. This will enable the Company to confirm the potential of a project and reach advanced project status by the most cost effective means and in the shortest time possible.

ON BEHALF OF THE BOARD                       INVESTOR INFORMATION CONTACT:
                                             Des O'Kell at 1-888-303-3361 or
/s/ NICK DEMARE                              email:   des@elandjennings.com
----------------------
Nick DeMare, President                       WEBSITE: WWW.HILTONRESOURCESLTD.COM

Hilton Resources Ltd.                                               News Release
April 7, 2005                                                        Page 3 of 3


FORWARD LOOKING STATEMENTS

This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.